J. C. Penney Company, Inc.                            August 22, 2018
6501 Legacy Drive
Plano, TX 75024
972-431-1000

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re: J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year ended February 3, 2018
Filed March 19, 2018
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated August 14, 2018, and have included our response to your comments below.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the letter, with the Staff's comment presented in bold italicized text, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 24

1.
We note your disclosure on page 4 that one of the three pillars of your strategic framework is to become a world-class omni-channel retailer. We also note your disclosure that you no longer have a clear distinction between store sales and internet sales, and thus do not separately report internet sales. While we understand that the distinction between store sales and internet sales may have become increasingly blurry, please tell us your consideration of whether readers of MD&A would still benefit from the provision of a breakdown of sales by channel (stores versus internet/digital) given the current retail environment and your strategic framework. In responding to the comment, please tell us whether you have a mechanism or convention for tracking internet versus store sales internally; e.g., internet sales might include all sales initiated through mobile applications and your website, irrespective of whether the internet sales are fulfilled through your stores, distribution centers, vendors, or other delivery options.

Response:
As an omnichannel retailer, we interact with our customers across multiple points of contact. As a result, sales are tracked and recorded in our financial reporting systems in various forms (which does not necessarily reflect how such sales were initiated). For example, we track sales by method of entry into the sales system (internet or stores) based on whether the transaction is executed via our website or mobile app or via a cash register or mobile device in our stores. We also track sales by merchandise category, store and geographic location (whether executed in-store or online). Accordingly, management has considered the issue of separate disclosure of internet/digital sales in our MD&A, and has concluded that such information would not be a benefit to investors and readers of our MD&A in light of the Company’s strategic framework.
As discussed under “Operating Strategy” on pages 3 and 4 of the Company’s Form 10-K for the fiscal year ended February 3, 2018, omnichannel is one of the pillars of our strategic framework. As we enhance our omnichannel capabilities, we are focused on creating a seamless connection between our digital and brick-and-mortar operations through initiatives such as a mobile app that is designed to be deeply integrated with the store experience and buy-online-pick-up-in-store (BOPIS). Accordingly, we believe that separate reporting of internet sales would not be consistent with the bigger picture of our omnichannel strategy through multiple channels and locations or with how management views our business since our management operates the business on an enterprise basis rather than channel-specific basis. We also find that our digital and store operations have become increasingly intertwined as our relationship and interactions with the customer continue to evolve. Today, the customer may decide to purchase merchandise based on a traditional in-store visit; based on a mobile app interaction followed by an in-store visit; online based on a store visit or interaction with an associate; or online followed by an in-store visit to pick up the merchandise. In addition, internet purchases may be returned in-store and rewards earned under our loyalty program and other promotional activities may be redeemed or used in-store or online. Therefore, we believe it is important for investors to view all sales on an enterprise basis regardless of the location from which the sale is transacted.
Non-GAAP Financial Measures, page 34

2.
Please tell us why you do not adjust the non-GAAP financial measures Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations for gains on the sale of operating assets, such as the $111 million fiscal 2017 gain on the sale of the Buena Park, CA distribution facility. In this regard, we note that each of these non-GAAP measures are adjusted to eliminate impairment losses on operating assets, such as the $77 million asset impairment charge for store assets recorded within restructuring and management transition expense. Likewise, please explain to us why the list of items on page 25 impacting 2017 results that are not directly related to your ongoing core business operations includes impairment losses on operating assets, but does not include the gain on sale of operating assets.

Response:
In connection with our financial reporting process, we carefully evaluate the appropriateness of including or excluding certain transactions or items from the non-GAAP financial measures Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations. A key consideration in that analysis is whether such transaction or item is associated with the Company’s core operations.
The monetization of our real estate portfolio and continued evaluation of our store base have been identified as business initiatives and therefore are a key consideration of our operating results. As such, we delineate when such activities are associated with an operating asset and included in Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations or associated with a non-operating asset and excluded from Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations, or related to restructuring and management transition and excluded from Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations. Sales of operating assets such as the sale of the Buena Park, CA distribution facility are included in Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations as the sale was an opportunistic sale of one of our functioning distribution centers that was replaced in our supply chain infrastructure by leasing a new facility in the same region of the U.S. after a one year transition period. Sales or disposals of non-operating assets such as the $31 million proportional share of net income from our home office land joint venture in fiscal 2017 are excluded from Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations as the income relates to excess land the Company owned that was not used in operations of the core business.
Similarly, losses related to the impairment of assets are included in or excluded from Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations depending on if it relates to an operating asset or non-operating asset, or if it is classified as Restructuring or management transition in our Statement of Operations. Losses on impairment of assets related to store closures are reflected as Restructuring and management transition and are excluded from Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations when the store is closed and the store is not expected to be replaced in our store base in the foreseeable future. However, as most recently disclosed in our press release included in the Form 8K dated August 16, 2018, the losses related to the impairment of operating assets such as our $52 million impairment loss on our corporate aircraft is included in Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations as the business need fulfilled by the corporate aircraft will continue to be part of the core business operations that will need to be fulfilled in another manner.
We believe our consideration of the adjustments we make to our non-GAAP financial measures represent a consistent and balanced approach to adjusting for the impact of discrete transactions depending on whether they are part of the Company’s core business. However, in future filings, we will provide further clarification with respect to the distinction between operating and non-operating activities and the related items (such as asset sales or impairments) that are included in or excluded from our measurement of Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations.

Should the Staff have any additional comments or need further information, please contact me at 972-431-2204 or adrexler@jcp.com or Salil Virkar, Vice President, Associate General Counsel and Corporate Secretary, at 972-431-1211 or svirkar@jcp.com.
Respectfully,
/s/ Andrew S. Drexler
Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller

cc:    Jeffrey A. Davis
Therace Risch
Michael Robbins
Brandy L. Treadway
Salil R. Virkar